

August 8, 2012

Via E-Mail
Harry Barr
Chief Executive Officer
Pacific North West Capital Corp
650-555 West 12th Avenue
Vancouver, British Columbia
Canada V5Z 3X7

> **Re: Pacific North West Capital Corp**
> **Form 20-F for the Fiscal Year Ended April 30, 2012**
> **Filed July 27, 2012**
> **File No. 000-29928**

Dear Mr. Barr:

We have limited our review of your Form 20-F to the issues we address in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended April 30, 2012

Item 3. Key Information

A. Selected Financial Data, page 11

1. Please amend: (i) to disclose that information based on Previous GAAP is not comparable to information prepared in accordance with IFRS, (ii) your presentation so that the Previous GAAP and IFRS selected financial data are not presented side-by-side, and iii) to provide a reconciliation to US GAAP for all periods of Previous GAAP provided. Refer to Instructions 1 and 3 of General Instruction G of Form 20-F.

Item 18. Financial Statements, page 83

2. With regard to Form 20-F requirements, compliance with Item 18 rather than Item 17 is required for all issuer financial statements in all annual reports on Form 20-F. Please amend to comply with Item 18 of Form 20-F.

Part III

Independent Auditor's Report

Opinion

3. Please amend to include an audit opinion that refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

Emphasis of matter

4. Please advise your independent accountants to revise their opinion to comply with PCAOB standards regarding going concern uncertainties. Refer to AU Section 341.12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, Staff Accountant at (202) 551-3774 or Brian K. Bhandari, Branch Chief at (202) 551-3390 if you have any questions regarding our comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining